SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

CALENDAR OF CORPORATE EVENTS – 2008 (as of November 28, 2008)

Company	Gafisa S.A.
Address (Headquarters):	Av. Nações Unidas 8501 – 19th floor – São Paulo SP ZIP CODE 05425-070
Website:	http://www.gafisa.com.br
Investor Relations Officer	Name: Alceu Duílio Calciolari
E-mail: ri@gafisa.com.br
Phone: (11) 3025-9305
Fax: (11) 3025-9348
Investor Relations Manager	Name: Julia Freitas Forbes
E-mail: jfreitas@gafisa.com.br
Phone: (11) 3025-9297
Fax: (11) 3025-9348
Newspapers in which the Company’s corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
The Company is subject to arbitration under the Arbitration Chamber of the market, in accordance with the commitment clause in its Bylaws.

Consolidated Financial Statements for the fiscal year ended December 31, 2006
EVENT	DATE
Availability to Shareholders	03/04/2008
Publication Date	03/04/2008
Filing at BOVESPA	03/06/2008

Standardized Financial Statements (DFP) for the fiscal year ended December 31, 2007
EVENT	DATE
Filing at BOVESPA	03/04/2008

Annual Information (IAN) for the fiscal year ended December 31, 2007
EVENT	DATE
Filing at BOVESPA	3/31/2008

Quarterly Information (ITR)
EVENT	DATE
Q1’08 (before market opens)	05/05/2008
Q2’08 (after market closes)	08/14/2008
Q3’08 (after market closes)	11/05/2008

1

Extraordinary Shareholders’ Meetings
EVENT	DATE
Publication of the Call Notice	03/06/2008
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	03/04/2008
Publication of 2nd Call Notice	04/05/2008
Filing of the 2nd Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	04/04/2008
Extraordinary Shareholder’s Meeting	04/15/2008
Filing of the main resolutions of the Extraordinary Shareholders’ Meeting at the BOVESPA.	04/15/2008
Filing of the Minutes of the Extraordinary Shareholders’ Meeting at the BOVESPA	04/15/2008
Publication of Call Notice	05/30/2008
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	06/02/2008
Extraordinary Shareholder’s Meeting	06/18/2008
Filing of the main resolutions of the Extraordinary Shareholders’ Meeting at the BOVESPA.	06/18/2008
Filing of the Minutes of the Extraordinary Shareholders’ Meeting at the BOVESPA	06/18/2008

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03/06/2008
Filing of the Call Notice at the BOVESPA accompanied by Management’s Proposal, when available	03/04/2008
Annual Shareholder’s Meeting	04/04/2008
Filing of the main resolutions of the Annual Shareholders’ Meeting at the BOVESPA.	04/04/2008
Filing of the Minutes of the Annual Shareholders’ Meeting at the BOVESPA	04/04/2008

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts Hotel Sheraton São Paulo WTC Hotel, Avenida Nações Unidas, 12559.	12/10/2008

Payments to shareholders for the fiscal year ended 12/31/2007
Payment	Event - Date	Amount (R$)	Value R$/Share	Payment Date
Common Stock
Dividends	ASM - 04/04/08	R$26,980,694.36	R$0.2084	04/29/2008

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.